Exhibit 99.1

SPORTRADAR REPORTS FOURTH QUARTER AND FULL YEAR 2025 FINANCIAL RESULTS, AND ANNOUNCES SIGNIFICANT EXPANSION IN SHARE REPURCHASE PLAN TO $1 BILLION

Full Year 2025 Highlights

•	Revenue increased 17% to a record €1,290 million

•	Generated profit for the period of €100 million, 7.8% as a percentage of revenue

•	Adjusted EBITDA[1] increased 33% to a record €297 million and Adjusted EBITDA margin[1] expanded 291 basis points to 23.0%

•	Generated net cash from operating activities of €403 million and record Free cash flow[1] of €167 million

•	Repurchased $91 million of shares and announced significant increase in share repurchase plan bringing total authorization from $300 million to $1 billion

•	Achieved a Customer Net Retention Rate[1] of 109%

•	Completed the acquisition of IMG ARENA and its global sports betting rights portfolio

Fourth Quarter 2025 Highlights

•	Revenue increased 20% to €369 million

•	Generated profit for the period of €4 million, 1.2% as a percentage of revenue

•	Adjusted EBITDA increased 48% to €89 million and Adjusted EBITDA margin expanded 451 basis points to 24.2%

•	Generated net cash from operating activities of €88 million and Free cash flow of €18 million

•	Repurchased $25 million of shares under the share repurchase plan

ST. GALLEN, Switzerland, March 3, 2026 – Sportradar Group AG (Nasdaq: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its fourth quarter and full year ended December 31, 2025.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "Sportradar concluded 2025 with another quarter of strong performance, demonstrating significant momentum across our business as we continued to drive innovation and customer adoption. For the full year, we delivered on all fronts, achieving record revenue, substantial margin expansion, and increased free cash flow generation. These results underscore the durability of our growth strategy and our mission-critical role within the global sports ecosystem. The acquisition of IMG further strengthens our competitive position, and we are rapidly integrating and monetizing this premium content across our global customer base. Given our financial performance, confidence in our long-term trajectory and robust balance sheet, we have accelerated share repurchases and significantly increased our total authorization. We remain committed to relentlessly creating value for our partners, clients, and shareholders, and we are excited about the opportunities in both the short and long term."

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

Revenue

	Three-Month Period Ended December 31,				Year Ended December 31,
in € thousands (unaudited)	2025	2024	Change	%	2025	2024	Change	%
Revenue by product
Betting & Gaming Content	247,438	191,783	55,655	29%	817,295	707,119	110,176	16%
Managed Betting Services	58,038	55,145	2,893	5%	229,775	199,871	29,904	15%
Betting Technology & Solutions	305,476	246,928	58,548	24%	1,047,070	906,990	140,080	15%

Marketing & Media Services	50,009	44,282	5,727	13%	181,568	146,919	34,649	24%
Sports Performance	8,932	11,051	(2,119)	(19)%	43,692	40,366	3,326	8%
Integrity Services	4,473	4,809	(336)	(7)%	17,635	12,281	5,354	44%
Sports Content, Technology & Services	63,414	60,142	3,272	5%	242,895	199,566	43,329	22%
Total Revenue	368,890	307,070	61,820	20%	1,289,965	1,106,556	183,409	17%

Revenue by geography
Rest of World	285,757	232,298	53,459	23%	966,162	843,791	122,371	15%
United States	83,133	74,772	8,361	11%	323,803	262,765	61,038	23%
Total Revenue	368,890	307,070			1,289,965	1,106,556

FULL YEAR FINANCIAL RESULTS

Revenue

Total revenue for the full year was €1,290 million, up €183 million, or 17% year-over-year, driven by 15% growth in Betting Technology & Solutions and 22% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €1,047 million were up 15% year-over-year primarily driven by a 16% increase in Betting & Gaming Content due to customer uptake of our content and products, contributions related to the acquisition of IMG ARENA, as well as from U.S. market growth, partially offset by the impact of foreign currency movements. Managed Betting Services revenues of €230 million were up 15% driven by strong growth in Managed Trading Services due to record turnover and new customers.

Sports Content, Technology & Services revenues of €243 million increased 22% year-over-year primarily driven by 24% growth in Marketing & Media Services due to increased spending from technology and media customers and contributions related to our expanded affiliate marketing capabilities.

The Company generated strong revenue growth globally with Rest of World up 15% and the United States up 23%. Foreign currency movements, particularly due to the U.S. dollar relative to the Euro, continue to be a headwind. As a percentage of total Company revenues, United States revenue represented 25% of total Company revenue for the full year as compared to 24% in the prior year due to continued market growth and customer uptake of our premium content and solutions.

Customer Net Retention Rate of 109%, which excludes any contribution from IMG, further demonstrates our ability to cross sell and up sell to our clients, as well as the continued market growth in the United States.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non- IFRS reconciliations” for more details.

Profit for the period

Profit for the full year was €100 million, an increase of €67 million compared to the prior year, primarily due to the strong operating results and a foreign currency gain of €79 million compared to a foreign currency loss of €38 million last year, due to unrealized currency fluctuations mainly associated with the U.S. dollar-denominated sport rights. These increases were partially offset by income tax expense of €18 million this year as compared to an income tax benefit of €11 million last year driven primarily by the recognition of deferred tax assets as well as transaction-related costs and non-routine litigation expense.

Adjusted EBITDA

Full year Adjusted EBITDA was €297 million, up €74 million, or 33% compared to €222 million in the prior year. The increase was largely driven by the 17% revenue growth, partially offset by increased sport rights costs primarily related to the continued success of the ATP partnership, the renewal of our partnership with Major League Baseball ("MLB") and the addition of IMG ARENA content. The current year also included increased adjusted personnel expenses to support growth initiatives and higher adjusted purchased services driven by growth in Marketing and Media Services revenue and investments in further developing our content and product portfolio.

FOURTH QUARTER FINANCIAL RESULTS

Revenue

Total revenue for the fourth quarter was €369 million, up €62 million, or 20% year-over-year, driven by 24% growth in Betting Technology & Solutions, and 5% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €305 million were up 24% year-over-year primarily driven by a 29% increase in Betting & Gaming Content due to uptake of our content and products, contributions related to the acquisition of IMG ARENA, as well as U.S. market growth, partially offset by the impact of foreign currency movements. Managed Betting Services revenues of €58 million were up 5% driven by growth in Managed Trading Services due to increased turnover and new customers, partially offset by lower platform revenues.

Sports Content, Technology & Services revenues of €63 million increased 5% year-over-year primarily driven by 13% growth in Marketing & Media Services, due to increased spending from technology and media customers and contributions related to our expanded affiliate marketing capabilities.

The Company generated strong revenue growth globally with Rest of World up 23% and the United States up 11%. Foreign currency movements, particularly due to the U.S. dollar relative to the Euro, continue to be a headwind. As a percentage of total Company revenues, United States revenue represented 23% of total Company revenue in the fourth quarter as compared to 24% in the prior year quarter.

Profit for the period

Profit for the period was €4 million, an increase of €6 million, compared to a loss of €1 million in the same quarter in 2024, driven by strong operating results as well as a €35 million lower foreign currency loss due principally to unrealized currency fluctuations mainly associated with U.S. dollar-denominated sports rights. The current quarter included an income tax benefit of €6 million as compared to an income tax benefit of €20 million last year driven primarily by the recognition of deferred tax assets, as well as transaction-related costs and non-routine litigation expense.

Adjusted EBITDA

Fourth quarter Adjusted EBITDA was €89 million, up €29 million, or 48% compared to €61 million in the same quarter in 2024. The increase was largely driven by the 20% revenue growth, primarily offset by increased sport rights costs related to the continued success of the ATP partnership deal and the addition of IMG ARENA content, as well as increased adjusted personnel expenses to support growth.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non- IFRS reconciliations” for more details.

Business Highlights

•	Completed the acquisition of IMG ARENA and its global sports betting rights portfolio in November 2025, further strengthening and differentiating our position as a leading technology and content provider in the most bet upon global sports, including soccer, tennis and basketball.
•	In February 2025, extended and expanded our partnership with MLB for 8 years, beginning with the 2025 season. With this extension, Sportradar became the exclusive distributor of ultra-low latency official MLB data and media content, including MLB Statcast Data, and audiovisual content across our global client network.
•	Entered into a partnership with DAZN providing data and broadcast services across their global media platform, spanning more than 30 sports and 8 languages.
•	Developed a customized 4Sight product for NBC Universal Peacock's Performance View for streamed NBA games, giving fans a new way to experience the action on the court by providing an on-screen layer of data and deep analytics.
•	Announced a multi-year agreement with NBC Sports Regional Sports Networks to enhance the NBA viewing experience through real-time, cutting-edge broadcast solutions that enhance live game coverage.
•	Strengthened our industry-leading soccer portfolio, recently extending the German DFB Cup rights, as well as securing betting and media content rights for the 2025 FIFA Club World Cup and launching innovative new products for Bundesliga International’s 2025-2026 season.

IMG ARENA Acquisition

On November 1, 2025, Sportradar completed its acquisition of IMG ARENA and its global sports betting rights portfolio. The closing of this transaction marked a milestone in Sportradar’s growth strategy, further strengthening and differentiating our position as a leading technology and content provider in the most bet upon global sports, including soccer, tennis and basketball.

Sportradar did not provide any financial consideration as part of the acquisition. Instead, the deal included total financial consideration of $225 million comprised of approximately $122 million in cash prepayments by the seller to certain sports rightsholders and approximately $103 million to Sportradar. The payments to Sportradar, which are subject to customary purchase price adjustments, will be made over a two-year period. Given the unique transaction structure, the acquisition is expected to be accretive to Sportradar’s Adjusted EBITDA margins and Free cash flow conversion, while accelerating the Company’s revenue, Adjusted EBITDA, and Free cash flow growth.

The acquired portfolio encompasses strategic relationships with over 70 rights holders, delivering approximately 38,000 official data events and 29,000 streaming events across 14 global sports on six continents. Sportradar sports coverage now totals more than one million matches annually. The acquisition enhances the Company's content distribution and will further fuel product development. Sportradar is seamlessly integrating and monetizing these rights across its highly scalable technology platform and client network.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €365 million as of December 31, 2025, as compared with €348 million as of December 31, 2024. Net cash generated from operating activities for the twelve-months ended December 31, 2025 of €403 million due to strong operating performance was partially offset by net cash used in investing activities of €232 million, primarily from payments related to sport rights licenses, and by net cash used in financing activities of €128 million. Financing activities included €105 million in share repurchases, and €15 million of payments related to the acquisition of the remaining non-controlling interest in a subsidiary. Free cash flow for the year ended December 31, 2025 was €167 million, an increase of €50 million from €118 million in the same period in 2024.

Including an undrawn credit facility, the Company had total liquidity of €585 million as of December 31, 2025, as compared to €568 million as of December 31, 2024, and no debt outstanding.

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

2026 Full Year Financial Outlook

Sportradar is targeting fiscal 2026 outlook as follows:

•	Revenue growth on a Constant Currency[1] basis of 23% to 25%. When factoring in current foreign currency rates, revenues are expected to grow to a range of €1,557 to €1,582 million

•	Adjusted EBITDA growth on a Constant Currency basis of 34% to 37%. When factoring in current foreign currency rates, Adjusted EBITDA is expected to grow to a range of €390 to €400 million

•	Adjusted EBITDA margin expansion of approximately 200 to 225 basis points

•	Free cash flow conversion[1] rate is expected to exceed the 2025 level of 56%

Share Repurchase Plan

In March 2024, the Company's Board of Directors approved a $200 million share repurchase plan. Subsequently, the Board of Directors approved a $100 million increase to the plan in October 2025 and another $700 million increase in February 2026, bringing the total authorized share repurchase plan to $1 billion. As of February 27, 2026 the Company has repurchased 9.2 million shares under the plan for a total of $171 million, including $91 million in 2025.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the fourth quarter and full year 2025 results today, March 3, 2026 at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (Nasdaq: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, Sportradar covers more than a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Constant Currency metrics, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, restructuring costs, non-routine litigation costs, certain transaction-related costs, and secondary offering costs.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, or Adjusted EBITDA margin to Profit (loss) for the period as a percentage of revenue (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

•	"Constant Currency" information compares results between periods as if exchange rates had remained constant. As the impact of exchange rate fluctuations can be highly variable, we believe these metrics, unaffected by exchange rate variability, provide meaningful insights to investors into our operational performance and underlying business trends.

The Company is unable to provide a reconciliation of constant currency measures to their comparable IFRS measures on a forward-looking basis without unreasonable effort because future exchange-rate movements that impact these measures are not within the Company’s control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, impairment charges or income, certain transaction-related costs, and secondary offering costs.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit (loss) for the period (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, the IMG ARENA acquisition and its accretive nature and our guidance and outlook, including expected performance for the full year 2026. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as acts of war or terrorism and foreign exchange rate fluctuations; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming, gambling by minors, match-fixing or other illegal gambling schemes on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; risks associated with artificial intelligence and machine-learning technologies; failure to recruit, retain and develop qualified personnel; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; our ability to successfully remediate any material weaknesses identified in our internal control over financial reporting; seasonality and volatility; difficulties in our ability to evaluate, complete and integrate acquisitions successfully (including the integration of the IMG ARENA business); inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended December 31,		Year Ended December 31,
in €'000 and in thousands of shares	2025	2024	2025	2024
Revenue	368,890	307,070	1,289,965	1,106,556
Personnel expenses	(104,126)	(93,002)	(402,221)	(349,669)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(121,547)	(102,574)	(404,319)	(352,435)
Purchased services	(47,735)	(50,016)	(190,928)	(175,582)
Other operating expenses	(59,941)	(26,149)	(146,015)	(93,537)
Impairment loss on trade receivables, contract assets and other financial assets	(5,518)	(2,226)	(9,393)	(5,699)
Internally-developed software cost capitalized	9,574	13,822	46,746	50,008
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(17,164)	(13,181)	(66,951)	(50,782)
Impairment loss on goodwill and intangible assets	(935)	(167)	(935)	(167)
Foreign currency (loss) gain, net	(2,899)	(38,311)	78,814	(38,223)
Finance income	3,379	4,265	10,532	10,952
Finance costs	(23,162)	(20,884)	(86,531)	(78,870)
Net income before tax	(1,184)	(21,353)	118,764	22,552
Income tax benefit (expense)	5,586	20,048	(18,440)	11,060
Profit for the period	4,402	(1,305)	100,324	33,612

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(1,166)	(139)	(1,174)	(141)
Related deferred tax benefit	185	28	187	26
	(981)	(111)	(987)	(115)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	(224)	8,789	(19,618)	11,109
Foreign currency translation adjustment attributable to non-controlling interests	—	193	(105)	188
	(224)	8,982	(19,723)	11,297
Other comprehensive (loss) income for the period, net of tax	(1,205)	8,871	(20,710)	11,182
Total comprehensive income for the period	3,197	7,566	79,614	44,794

Profit (loss) attributable to:
Owners of the Company	4,401	(1,088)	100,322	34,150
Non-controlling interests	1	(217)	2	(538)
	4,402	(1,305)	100,324	33,612
Total comprehensive income (loss) attributable to:
Owners of the Company	3,196	7,590	79,717	45,144
Non-controlling interests	1	(24)	(103)	(350)
	3,197	7,566	79,614	44,794

Profit per Class A share attributable to owners of the Company
Basic	0.01	0.00	0.34	0.11
Diluted	0.01	0.00	0.31	0.10
Profit per Class B share attributable to owners of the Company
Basic	0.00	0.00	0.03	0.01
Diluted	0.00	0.00	0.03	0.01

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	221,949	209,549	218,669	210,269
Weighted-average number of Class A shares (diluted)	239,909	228,197	237,536	227,480
Weighted-average number of Class B shares (basic and diluted)	783,671	903,671	818,286	903,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	365,295	348,357
Trade receivables	93,552	77,106
Contract assets	123,456	93,562
Other assets and prepayments	72,287	46,601
Income tax receivables	15,884	7,624
Total current assets	670,474	573,250
Non-current assets
Property and equipment	79,343	66,240
Intangible assets and goodwill	2,033,653	1,607,057
Other financial assets and other non-current assets	60,517	11,718
Deferred tax assets	28,748	36,376
Total non-current assets	2,202,261	1,721,391
Total assets	2,872,735	2,294,641
Liabilities and equity
Current liabilities
Loans and borrowings	11,010	10,022
Trade payables	426,857	259,742
Other liabilities	94,677	68,271
Contract liabilities	35,195	30,200
Income tax liabilities	6,891	5,599
Total current liabilities	574,630	373,834
Non-current liabilities
Loans and borrowings	51,842	36,697
Trade payables	1,209,876	895,679
Contract liabilities	38,024	37,711
Other non-current liabilities	3,880	1,830
Deferred tax liabilities	16,146	19,043
Total non-current liabilities	1,319,768	990,960
Total liabilities	1,894,398	1,364,794
Equity
Ordinary shares	27,582	27,551
Treasury shares	(79,388)	(18,813)
Additional paid-in capital	682,475	668,254
Retained earnings	342,051	221,942
Other reserves	5,615	26,220
Equity attributable to owners of the Company	978,335	925,154
Non-controlling interest[1]	2	4,693
Total equity	978,337	929,847
Total liabilities and equity	2,872,735	2,294,641

1 - During the second quarter of 2025, the Company acquired the remaining non-controlling interest in a subsidiary, reducing the NCI balance accordingly. The Company continues to recognize non-controlling interests in other subsidiaries. No income statement impact was recognized as this was an equity transaction in accordance with IFRS 10.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Year Ended December 31,
in €'000	2025	2024

OPERATING ACTIVITIES:
Profit for the period	100,324	33,612
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense (benefit)	18,440	(11,060)
Interest income	(9,683)	(9,285)
Interest expense	86,326	77,470
Foreign currency (gain) loss, net	(78,814)	38,223
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	66,951	50,782
Amortization of capitalized sport rights licenses	270,162	233,945
Equity-settled share-based payments	54,877	39,187
Impairment losses on goodwill and intangible assets	935	167
Change in provisions	17,888	—
Other	(3,485)	(13,498)
Cash flow from operating activities before working capital changes, interest and income taxes	523,921	439,543
Increase in trade receivables, contract assets, other assets and prepayments	(319)	(48,532)
(Increase) decrease in trade and other payables, contract and other liabilities	(24,654)	40,957
Changes in working capital	(24,973)	(7,575)
Interest paid	(85,585)	(76,384)
Interest received	8,833	9,333
Income taxes paid, net	(19,181)	(11,906)
Net cash from operating activities	403,015	353,011
INVESTING ACTIVITIES:
Acquisition of intangible assets	(223,377)	(222,288)
Acquisition of property and equipment	(4,902)	(5,367)
Acquisition of subsidiaries, net of cash acquired	7,768	(27,060)
Proceeds from sale of intangible assets	(118)	—
Issuance of loans receivable	(11,500)	—
Change in loans receivable and deposits	21	(168)
Net cash used in investing activities	(232,108)	(254,883)
FINANCING ACTIVITIES:
Payment of lease liabilities	(7,555)	(7,830)
Purchase of treasury shares	(105,216)	(28,725)
Principal payments on bank debt	—	(150)
Acquisition of non-controlling interests	(15,000)	—
Other	(2)	(46)
Net cash used in financing activities	(127,773)	(36,751)
Net increase in cash	43,134	61,377
Cash and cash equivalents at beginning of period	348,357	277,174
Effects of movements in exchange rates	(26,196)	9,806
Cash and cash equivalents at end of period	365,295	348,357

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended December 31,		Year Ended December 31,
in €'000	2025	2024	2025	2024

Non-capitalized sport rights expenses	37,755	35,232	134,157	118,490
Amortization of capitalized sport rights	83,792	67,342	270,162	233,945
Total sport rights expenses	121,547	102,574	404,319	352,435

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measure, which is Profit for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended December 31,		Year Ended December 31,
in €'000	2025	2024	2025	2024

Revenue	368,890	307,070	1,289,965	1,106,556

Profit for the period	4,402	(1,305)	100,324	33,612
Finance income	(3,379)	(4,265)	(10,532)	(10,952)
Finance costs	23,162	20,884	86,531	78,870
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	17,164	13,181	66,951	50,782
Foreign currency loss (gain), net	2,899	38,311	(78,814)	38,223
Share-based compensation	13,363	12,680	56,148	37,775
Restructuring costs	5,334	—	6,676	1,620
Non-routine litigation costs	24,609	989	35,156	3,381
Transaction-related costs	5,223	—	11,636	—
Secondary offering costs	145	—	2,191	—
Impairment loss on goodwill and intangible assets	935	167	935	167
Impairment loss on other financial assets	1,145	—	1,145	—
Income tax (benefit) expense	(5,586)	(20,048)	18,440	(11,060)
Adjusted EBITDA	89,416	60,594	296,787	222,418
Profit for the period as a percentage of revenue	1.2%	(0.4)%	7.8%	3.0%
Adjusted EBITDA margin	24.2%	19.7%	23.0%	20.1%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as Net cash from operating activities as a percentage of Profit for the period. Calculations for these measures are disclosed below (unaudited):

	Three-Month Period Ended December 31,
in €'000	2025	2024

Net cash from operating activities	88,360	82,157
Acquisition of intangible assets	(67,045)	(82,123)
Acquisition of property plant and equipment	(1,664)	(2,277)
Payment of lease liabilities	(1,947)	(1,932)
Free cash flow	17,704	(4,175)

	Year Ended December 31,
in €'000	2025	2024

Net cash from operating activities	403,015	353,011
Acquisition of intangible assets	(223,377)	(222,288)
Acquisition of property plant and equipment	(4,902)	(5,367)
Payment of lease liabilities	(7,555)	(7,830)
Free cash flow	167,181	117,526
Net cash from operating activities conversion	402%	1,050%
Free cash flow conversion	56%	53%

The following tables show reconciliations of IFRS expenses included in Profit for the period to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended December 31,		Year Ended December 31,
in €'000	2025	2024	2025	2024

Purchased services	47,735	50,016	190,928	175,582
Less: capitalized external services	(2,891)	(5,858)	(17,195)	(21,616)
Adjusted purchased services	44,844	44,158	173,733	153,966

Personnel expenses	104,126	93,002	402,221	349,669
Less: share-based compensation	(13,923)	(13,384)	(58,960)	(40,460)
Less: restructuring costs	(5,334)	—	(6,676)	(1,620)
Less: capitalized personnel compensation	(5,833)	(7,032)	(25,781)	(24,775)
Adjusted personnel expenses	79,036	72,586	310,804	282,814

Other operating expenses	59,941	26,149	146,015	93,537
Less: non-routine litigation	(24,609)	(989)	(35,156)	(3,381)
Less: share-based compensation	(290)	(228)	(958)	(932)
Less: transaction-related costs	(5,223)	—	(11,636)	—
Less: secondary offering costs	(145)	—	(2,191)	—
Less: impairment loss on other financial assets	(1,145)	—	(1,145)	—
Add: impairment loss on trade receivables	5,518	2,226	9,393	5,699
Adjusted other operating expenses	34,047	27,158	104,322	94,923